

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Neal Menashe
Chief Executive Officer
Super Group (SGHC) Ltd
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR

> **Re: Super Group (SGHC) Ltd**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed December 22, 2021**
> **File No. 333-259395**

Dear Mr. Menashe:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4

General

1. We note your response to comment 2 and your revised disclosure that no "covered person" within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a) and that any repurchases to be made by or on behalf of SEAC or its affiliates would only be made in compliance with Rule 14e-5. Please provide your analysis as to how repurchases made by or on behalf of SEAC or its affiliates would comply with Rule 14e-5, given the definition of "covered person" provided in Rule 14e-5(c)(3)(i). Alternatively, please revise your disclosure to clarify that there will be no repurchases made by or on behalf of SEAC or its affiliates.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Rachel D. Phillips, Esq.